SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2005

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2005	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

EXHIBIT INDEX

     The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Press release dated May 27, 2005.	4

This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973 and Registration Statement No. 333-124095.

PRESS RELEASE

May 27, 2005

Eksportfinans first quarter 2005:

Maritime exporters in progress

The back log of accepted export financing offers war nearly NOK 12 billion at the end of the first quarter 2005. The corresponding figure one year earlier was NOK 3.2 billion. The substantial increase is primarily due to the new-building of ships at Norwegian yards. But exports of equipment for the oil- and gas industry in new oil nations also show a positive development.

The actual volume that will materialize as disbursements will i.a. depend on the development of the interest rate levels for NOK, USD and EUR. A higher interest rate level will have a positive influence on the probability of the loan being disbursed. This is due to the fact that e large portion of the back-log has an optional fixed interest rate that is government supported and quite favourable. In an environment of increasing market interest rates this fixed rate becomes more attractive. In general the market conditions for the Norwegian export industry have improved considerably over the last year.

The demand for loans from the Norwegian municipal sector has decreased in the first quarter of 2005 compared with the corresponding period in 2004. This has led to a decrease in the loan disbursements from Eksportfinans’ subsidiary Kommunekreditt Norge AS.

Successful restructuring process

During the winter 2005 Eksportfinans has carried out a successful restructuring process in order to achieve the most rational operation possible. The process has among other things included an evaluation and alteration of the work processes. Voluntary severance payment packages have been given to 21 employees. Allocations to voluntary severance payments of NOK 14 million were carried out entirely in the first quarter of 2005. The objective is to decrease annual net operating costs by at least 10 percent by the end of 2006, with an aim of further reductions going forward.

First quarter results

The Eksportfinans group had net interest income of NOK 82 million at the end of the first quarter of 2005, NOK 15 million less than in the corresponding period in 2004. The reduction was primarily due to high pressure on margins in the market for local government lending and reduced volume of placements in high margin securities. The net income was NOK 33 million in the first quarter of 2005, down from NOK 66 million for the corresponding period in 2004. In addition to the reduction in net interest income, this decrease was due primarily to the restructuring process.

Key figures for Eksportfinans:

	1st quarter 2005	1st quarter 2004
New export lending	NOK 0.8 billion	NOK 0.7 billion
New municipal lending	NOK 2,2 billion	NOK 4.2 billion
New long-term borrowings	NOK 9.8 billion	NOK 4.3 billion
Balance sheet	NOK 116.0 billion	NOK 110.3 billion
Capital adequacy	15.7%	17.9%
Operating result before tax	NOK 33 million	NOK 66 million
Losses on lending	0	0

For more information, please contact:

President and CEO Tor F. Johansen, telephone +47 22 01 22 01, mobile phone+47 95 12 33 95
e-mail tfj@eksportfinans.no

or

Head of Information Elise Lindbæk, telephone +47 22 01 22 64, mobile phone+47 90 51 82 50
e-mail el@eksportfinans.no

Eksportfinans is the Norwegian institute for the financing of exports – the banks’ and the Norwegian state’s joint institution for developing and offering competitive, long-term financing services to the export and municipal sectors. For further information, go to the website www.eksportfinans.no